Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of March 31, 2023, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 53 localized websites and apps available in 31 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended March 31,
	2023	2022	Δ Y/Y
Total revenue	111.0	101.6	9%
Referral Revenue	109.3	98.4	11%
Return on Advertising Spend	168.2%	183.9%	(15.7) ppts
Net income/(loss)	9.9	(10.7)	n.m.
Adjusted EBITDA(1)	18.6	21.1	(12)%
n.m. not meaningful
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 9 to 10 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
Travel demand on our platform continued to be robust in the first quarter of 2023. Our segments Developed Europe and Rest of World recovered from COVID-related travel restrictions that had been in place during the same period last year, and we started to ramp up our marketing activities accordingly. Total revenue in the first quarter of 2023 increased by €9.4 million, or by 9%, to €111.0 million compared to the same period in 2022, reflecting the recovery in travel demand in those segments as well as the continued positive impact of increased average booking values1 mainly driven by higher average daily hotel rates.

In our auction, we have not observed a seasonal uptick in monetization of the same magnitude as last year as our advertisers have shifted their focus from volume to profitability in their advertising campaigns on our platform, leading to softer bidding dynamics compared to the prior year, particularly in Americas. As we continue to focus on profitability, we have adjusted our performance marketing activities, which has led to a drop in traffic volumes, particularly in our segment Americas. We believe that, after a strong 2022, monetization levels during the peak summer season in 2023 will be at lower levels than in 2022 but will follow a similar pattern to that in 2019.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the first quarter of 2023, the most significant countries by revenue in that segment were Japan, Australia, Turkey, Hong Kong and New Zealand.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions, such as white label services and subscription fees earned from advertisers for the trivago Business Studio PRO Package. These revenues do not represent a significant portion of our total revenue.
1 Average booking value is the average amount our advertisers obtain from referrals as a result of hotels and other accommodation booked on their sites. We estimate this amount from data voluntarily provided to us by certain advertisers.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended March 31,
	2023	2022	Δ €	Δ %
Americas	€40.5	€43.7	(3.2)	(7)%
Developed Europe	51.9	43.5	8.4	19%
Rest of World	16.9	11.2	5.7	51%
Total Referral Revenue	€109.3	€98.4	10.9	11%
Other revenue	1.7	3.2	(1.5)	(47)%
Total revenue	€111.0	€101.6	9.4	9%

In the first quarter of 2023, total revenue increased by €9.4 million to €111.0 million, while Referral Revenue increased by €10.9 million to €109.3 million, compared to the same period in 2022. The increase in Referral Revenue was driven by an increase in Developed Europe and RoW, which was partly offset by a decrease in Americas.

In Americas, Referral Revenue decreased by €3.2 million to €40.5 million, compared to the same period in 2022. The decrease was mainly driven by the impact of softer bidding dynamics on traffic volumes, compared to the same period in 2022, when we benefited from a strong auction. The impact of softer bidding dynamics was partly offset by better booking conversion, higher average booking values and a positive foreign exchange rate impact resulting from the strengthening of the U.S. dollar against the euro, compared to the same period in 2022.

In Developed Europe, Referral Revenue increased by €8.4 million to €51.9 million compared to the same period in 2022. The increase was mainly driven by better booking conversion and higher average booking values, and was partly offset by softer bidding dynamics compared to the same period in 2022, when we benefited from a strong auction. Traffic volumes remained virtually flat, since the impact of softer bidding dynamics on traffic volumes was largely offset by an increase in direct traffic, as the comparative period in 2022 was negatively impacted by continued COVID-19 measures.

In Rest of World, Referral Revenue increased by €5.7 million to €16.9 million, compared to the same period in 2022. The increase was driven by higher average booking values, better booking conversion and increased traffic volumes, particularly in Japan and Hong Kong, due to the continued recovery in travel demand. The increase in Referral Revenue was partly offset by lower traffic volumes in Russia and Central Eastern Europe, due to the war in Ukraine, and in Turkey, due to the earthquake.

Other revenue decreased by €1.5 million, or 47%, during the first quarter of 2023, mainly due to our decision in the second quarter of 2022 to discontinue some of our B2B products such as display ads.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 37% for the three months ended March 31, 2023, compared to 34% in the same period in 2022. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 43% for the three months ended March 31, 2023, compared to 45% in the same period in 2022.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended March 31,
	2023	2022	Δ ppts
ROAS
Americas	177.0%	184.6%	(7.6) ppts
Developed Europe	159.8%	176.6%	(16.8) ppts
Rest of World	175.9%	215.5%	(39.6) ppts
Consolidated ROAS	168.2%	183.9%	(15.7) ppts

In the first quarter of 2023, consolidated ROAS decreased by 15.7 ppts to 168.2%, compared to the same period in 2022. The decrease in ROAS was driven by a decrease of 39.6 ppts, 16.8 ppts and 7.6 ppts in RoW, Developed Europe and Americas, respectively, compared to the same period in 2022.

ROAS in Americas decreased to 177.0%, as the relative decrease in Referral Revenue was greater than the relative decrease in Advertising Spend, compared to the same period in 2022. Advertising Spend decreased by €0.8 million to €22.9 million in the first quarter of 2023, compared to the same period in 2022, mainly due to our continued focus on profitability, resulting in adjustments to our performance marketing activities. Contribution for the Americas segment was €17.6 million in the first quarter of 2023, €2.4 million lower than in the same period in 2022.

In the first quarter of 2023, ROAS in Developed Europe decreased to 159.8%, as the relative increase in Advertising Spend was greater than the relative increase in Referral Revenue, compared to the same period in 2022. Advertising Spend increased by €7.8 million to €32.5 million, compared to the same period in 2022, mainly due to increased travel demand across most European countries, considering the weak comparative period, that was impacted by COVID-19 measures. Furthermore, we increased our brand investments, particularly in the Nordics. Developed Europe contribution was €19.4 million in the first quarter of 2023, €0.5 million higher than in the same period in 2022.

ROAS in RoW decreased to 175.9%, as the relative increase in Advertising Spend was greater than the relative increase in Referral Revenue, compared to the same period in 2022. Advertising Spend increased by €4.5 million to €9.6 million in the first quarter of 2023, compared to the same period in 2022. The increase in marketing activities, particularly in Japan and Hong Kong, was mainly driven by the continued recovery in travel demand in these markets. RoW contribution was €7.3 million in the first quarter of 2023, €1.3 million higher than in the same period in 2022.

Expenses
Expenses by cost category (€ millions)

	Costs and expenses			As a % of revenue
	Three months ended March 31,			Three months ended March 31,
	2023	2022	Δ %	2023	2022	Δ in ppts
Cost of revenue	€3.2	€3.0	7%	3%	3%	—%
of which share-based compensation	0.0	0.0	—%
Selling and marketing	70.1	59.3	18%	63%	58%	5%
of which share-based compensation	0.1	0.2	(50)%
Technology and content	12.5	13.6	(8)%	11%	13%	(2)%
of which share-based compensation	0.3	0.6	(50)%
General and administrative	10.6	30.6	(65)%	10%	30%	(20)%
of which share-based compensation	2.2	2.3	(4)%
Amortization of intangible assets	0.0	0.0	—%	0%	0%	—%
Total costs and expenses	€96.3	€106.5	(10)%	87%	105%	(18)%
Note: Some figures may not add due to rounding.

Cost of revenue
In the first quarter of 2023, cost of revenue increased by €0.2 million to €3.2 million, or 7%, period-over-period, mainly due to higher personnel costs driven by an increase in compensation costs compared to the same period in 2022, and higher cloud-related service provider costs.

Selling and marketing
In the first quarter of 2023, selling and marketing expense increased by €10.8 million, or by 18%, period-over-period, to €70.1 million, of which €65.0 million, or 93%, was Advertising Spend.

Advertising Spend
In the first quarter of 2023, Advertising Spend increased to €32.5 million and €9.6 million in Developed Europe and RoW, respectively, compared to €24.7 million and €5.1 million, while it decreased to €22.9 million in Americas compared to €23.7 million in the same period in 2022. Advertising Spend increased in Developed Europe and RoW in response to increased travel demand, while it decreased in Americas due to adjustments made to our performance marketing activities, compared to the same period in 2022.

Other marketing expense
In the first quarter of 2023, other selling and marketing expense decreased by €0.7 million to €5.1 million, or 12%, period-over-period. The decrease was mainly due to lower personnel costs from a lower headcount resulting from the discontinuation of some B2B products and projects in the prior year and partly by an internal reorganization of existing teams to achieve efficiencies in 2022. The decrease was further driven by lower expenses incurred to acquire traffic, and was partly offset by higher television advertisement production costs.

Technology and content
In the first quarter of 2023, technology and content expense decreased by €1.1 million to €12.5 million, or 8%, period-over-period. The decrease was mainly due to lower personnel costs from a lower headcount from an internal reorganization of existing teams to achieve efficiencies through attrition and headcount reductions as a result of the discontinuation of some B2B products and projects in 2022. The decrease was further driven by lower depreciation and share-based compensation expense, and was partly offset by continuous investments to improve our platform.

General and administrative
In the first quarter of 2023, general and administrative expense decreased by €20.0 million to €10.6 million, or by 65%, period-over-period, primarily due to the non-recurrence of the incremental expense of €21.1 million in relation to the proceeding brought by the Australian Competition and Consumer Commission (ACCC) against us. These were partly offset by higher expected credit losses on trade receivables, and higher personnel expenses due to an increase in compensation costs, compared to the same period in 2022.

Amortization of intangible assets
Amortization of intangible assets was €33 thousand in both the first quarter of 2023 and 2022, as we amortize intangible assets acquired through the weekengo GmbH acquisition.

Income taxes, net income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended March 31,
	2023	2022	Δ €
Operating income/(loss)	€14.8	€(4.8)	19.6
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0
Interest income	1.0	0.1	0.9
Other, net	(0.2)	0.1	(0.3)
Total other income/(expense), net	€0.8	€0.2	0.6

Income/(loss) before income taxes	15.6	(4.6)	20.2
Expense for income taxes	5.5	6.1	(0.6)
Income/(loss) before equity method investment	€10.0	€(10.7)	20.7
Loss from equity method investment	(0.1)	—	(0.1)
Net income/(loss)	€9.9	€(10.7)	20.6

Adjusted EBITDA(1)	€18.6	€21.1	(2.5)
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 9 to 10 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Income taxes
Income tax expense was €5.5 million in the first quarter of 2023, compared to €6.1 million in the same period in 2022. The total weighted average tax rate was 31.3%, which was mainly driven by the German statutory tax rate of approximately 31.2%. Our effective tax rate for the first quarter of 2023 was 35.6%, compared to (131.2)% in the same period in 2022. The difference in effective tax rate in the quarter ended March 31, 2023, compared to the same period in 2022, is primarily attributable to discrete items recognized in the comparative period in 2022 related to a penalty and applicant's cost award pursuant to a court ruling in the prior year. The difference between the weighted average tax rate of 31.3% and the effective tax rate of 35.6% in the first quarter of 2023 is primarily attributable to share-based compensation expense, which is non-deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €9.3 million as of March 31, 2023. A liability of €8.5 million for these tax benefits is presented under other long-term liabilities and €0.8 million within accrued expenses and other current liabilities in the unaudited condensed consolidated financial statements.

Net Income/(loss) and Adjusted EBITDA
Net income in the first quarter of 2023 was €9.9 million as compared to a net loss of €10.7 million in the same period in 2022. The increase was mainly driven by the non-recurrence of the incremental expense of €21.1 million in the first quarter of 2022 in relation to the proceeding brought by the ACCC against us.
Adjusted EBITDA decreased by €2.5 million to €18.6 million in the first quarter of 2023, compared to the same period in 2022, driven by an increase in our Advertising Spend of €11.5 million, partly offset by higher revenues of €9.4 million.

The decision of the Australian Federal Court in the first quarter of 2022 had a significant negative impact of €21.1 million on our operating expenses for the three months ended March 31, 2022. Due to the size and unusual nature of the accrual relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, it was excluded when calculating Adjusted EBITDA in 2022.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €257.1 million as of March 31, 2023, compared to €248.9 million as of December 31, 2022. The increase of €8.2 million during the three months ended March 31, 2023, was mainly driven by cash provided by investing activities of €4.3 million and cash provided by operating activities of €3.7 million.

Cash provided by investing activities during the three months ended March 31, 2023, was primarily driven by proceeds from sales and maturities of investments of €5.0 million. This was partly offset by €0.8 million net cash paid for capital expenditures, including internal-use software and website development.

Cash provided by operating activities for the three months ended March 31, 2023, was primarily driven by net income of €9.9 million and non-cash adjusting items totaling €3.6 million. Non-cash items included in net income consisted mainly of share-based compensation of €2.6 million and depreciation of €1.1 million.

Positive effects from net income were partly offset by negative changes in operating assets and liabilities of €9.8 million. Changes in operating assets and liabilities were primarily due to a decrease in taxes payable of €6.6 million and an increase in accounts receivable of €5.8 million mostly from higher revenues in the first quarter of 2023 compared to the fourth quarter of 2022. These were partly offset by a decrease in prepaid expenses and other assets of €1.1 million and an increase of €1.0 million in accrued expenses and other liabilities.

Our current ratio increased from 7.1 as of December 31, 2022 to 8.0 as of March 31, 2023, as the relative increase in our current assets was higher than the relative increase in our current liabilities compared to December 31, 2022.

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add up due to rounding.

	Three months ended March 31,
	2023	2022
ROAS by segment
Americas	177.0%	184.6%
Developed Europe	159.8%	176.6%
Rest of World	175.9%	215.5%
Consolidated ROAS	168.2%	183.9%

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing; sponsorship and endorsement.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring, significant legal settlements and court-ordered penalties, such as the penalty imposed by the Australian Federal Court in the proceeding brought by the ACCC against us.

From time to time, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges, significant legal settlements and court-ordered penalties) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended March 31,
	2023	2022
Net income/(loss)	€9.9	€(10.7)
Loss from equity method investment	(0.1)	—
Income/(loss) before equity method investment	€10.0	€(10.7)
Expense for income taxes	5.5	6.1
Income/(loss) before income taxes	€15.6	€(4.6)
Add/(less):
Interest expense	0.0	0.0
Interest income	(1.0)	(0.1)
Other, net	0.2	(0.1)
Operating income/(loss)	€14.8	€(4.8)
Depreciation of property and equipment and amortization of intangible assets	1.2	1.7
Impairment of, and gains and losses on disposals of, property and equipment	0.0	(0.0)
Share-based compensation	2.6	3.1
Certain other items, including restructuring, significant legal settlements and court-ordered penalties	—	21.1
Adjusted EBITDA	€18.6	€21.1
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•our ability to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may continue to have a significant adverse effect on our future competitiveness and profitability;
•the potential negative impact of the worsening economic outlook and inflation on consumer discretionary spending;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•any impairment of intangible assets and goodwill;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in 2021 and 2022 on our ability to grow our revenue;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our reliance on search engines, particularly Google, which promote their own product and services that compete directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.